SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.

   In the matter of                           )
                                              )
EASTERN UTILITIES ASSOCIATES                  )
Boston, Massachusetts                         )
                                              )
EUA COGENEX CORPORATION                       ) Certificate of
Lowell, Massachusetts                         ) Notification
                                              ) Pursuant to
                                              ) Rule 24
   (70-7287)                                  )
                                              )
(Public Utility Holding Company Act of 1935)  )


   Enclosed herewith for filing by Eastern Utilities Associates and its wholly-owned subsidiary, EUA Cogenex Corporation, in accordance with the Order of the Securities and Exchange Commission entered in the above matter on February 15, 1995 (Release No. 35-26232) and pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, are the consolidated and consolidating balance sheet, income statement, and statement of cash flows of EUA Cogenex for the quarter ended March 31, 1998 and such other information required to be filed by said order.

                                 EASTERN UTILITIES ASSOCIATES

                                 By: /s/ Clifford J. Hebert, Jr.
                                     Clifford J. Hebert, Jr.
                                     Treasurer


                                 EUA COGENEX CORPORATION

                                 By: /s/ Edward T. Liston
                                     Edward T. Liston
                                     President

August 13, 1998


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
MARCH 31, 1998

ASSETS

                                                EUA                     EUA         EUA         EUA         EUA         EUA
                                              Cogenex                 Cogenex      Nova         Day     Day I &  II     NEM
                                              Consol.   Elimination (Division)  (Division)  (Division)  (Division)     Inc.
Utility Plant and Other Investments:
 Utility plant in service                         $           $           $           $           $                       $
 Less accumulated provision for depreciation
   and amortization
 Net utility plant in service
 Construction work in progress
 Net utility plant
 Non-utility property                        95,006,732              42,182,825   1,502,718   2,094,673   1,150,027   8,493,365
 Less accumulated provision for depreciation 42,478,998              22,679,327     783,814     894,279     482,245   3,672,005
 Net non-utility property                    52,527,734              19,503,498     718,904   1,200,394     667,782   4,821,361
 Investments in subsidiaries (at equity)        (73,197) 47,009,240  46,936,044
 Excess of carrying values of investments
 in subsidiaries
 Notes receivable                            30,633,431              24,232,709
 Leases receivable                           16,833,392              10,860,626
 Other                                       28,137,229              22,737,337    (186,000)                             83,350
 Total Utility Plant and Other Investments   128,058,588 47,009,240  124,270,212    532,904   1,200,394     667,782   4,904,711
Current Assets:
 Cash and temporary cash investments          7,723,740               2,225,516     419,673     544,109                 235,617
 Notes receivable                            16,617,862  19,421,815  33,156,355      72,958   1,504,586
 Leases receivable                            2,187,479               1,220,688
 Accounts receivable - Net:
     Customers                               19,503,308               8,206,214     972,227   1,171,396                 343,897
     Accrued unbilled revenue
     Others                                   4,520,365               2,770,627         234       2,713                 139,288
 Accounts receivable - associated companies      30,958   6,962,987   6,123,410     242,721     475,742
    Materials and supplies (at aver. cost)
   Plant materials and operating supplies     1,725,760                  63,569     864,594     269,743     400,478
 Other current assets                         1,095,563   2,530,971   3,472,527      64,508      41,730
     Total Current Assets                    53,405,036  28,915,773  57,238,905   2,636,915   4,010,017     400,478     718,802
Deferred Debits:
   Unamortized debt expense                     375,666                 375,666
   Unrecovered regulatory plant costs
   Other deferred debits                      9,050,262               7,472,142      18,486      36,989               1,141,869
       Total Deferred Debits                  9,425,928               7,847,808      18,486      36,989               1,141,869
   Total Assets                            $190,889,552 $75,925,014 $189,356,925 $3,188,305  $5,247,400  $1,068,260  $6,765,381


The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
MARCH 31, 1998
ASSETS (CONTINUED)

                                           EUA         EUA         EUA       EUA        EUA       EUA         EUA       EUA
                                         Cogenex    Citizens    Highland     MUPA     WestCoast   FRC II      EC&S I    EC&S II
                                         Canada    Corporation Corporation  (Part.)   (Part.)     (Part.)     (Part.)   (Part.)
Utility Plant and Other Investments:
 Utility plant in service                     $           $           $        $           $         $           $           $
 Less accumulated provision for deprec.
   and amortization
 Net utility plant in service
 Construction work in progress
 Net utility plant
 Non-utility property                                4,260,380    1,631,095            2,596,864   77,490  12,050,298 18,966,995
 Less accumulated provision for deprec.                646,693      616,952            2,023,231   77,490   2,613,189  7,989,773
 Net non-utility property                            3,613,688    1,014,143              573,634            9,437,109 10,977,222
 Investments in subsidiaries (at equity)
 Excess of carrying values of investments
   in subsidiaries
 Notes receivable                        4,343,771                2,056,951
 Leases receivable                                                2,034,763                                 1,311,855  2,626,148
 Other                                                 122,582    5,191,412               51,743               60,670     76,136
 Total Utility Plant and Other Invest.   4,343,771   3,736,270   10,297,268              625,377           10,809,634 13,679,506
Current Assets:
 Cash and temporary cash investments       930,174   1,110,611      727,777      146     334,460  350,975     321,066    523,617
 Notes receivable                          902,571                  239,406              163,801
 Leases receivable                                                  411,956                                   149,106    405,729
 Accounts receivable - Net:
     Customers                             465,104   4,309,582    1,113,281   23,750      69,060  588,761     931,698  1,308,338
     Accrued unbilled revenue
     Others                                     95  (2,152,323)   1,858,803               81,869              689,851  1,129,210
 Accounts receivable - associated comp.                 64,979       87,094
    Materials and supplies (at aver. cost)

   Plant materials and operating supplies                           127,377
 Other current assets                           (16)      4,380      43,405
     Total Current Assets                 2,297,927   3,337,228   4,609,100   23,896     649,191  939,736   2,091,721  3,366,894
Deferred Debits:
 Unamortized debt expense
 Unrecovered regulatory plant costs
 Other deferred debits                      131,849     147,965     100,324      25                                          614
     Total Deferred Debits                  131,849     147,965     100,324      25                                          614
 Total Assets                            $6,773,546  $7,221,463 $15,006,693 $23,921  $1,274,568 $939,736 $12,901,355 $17,047,014

The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
MARCH 31, 1998
LIABILITIES


                                           EUA                      EUA         EUA          EUA         EUA         EUA
                                         Cogenex                  Cogenex       Nova         Day       Day I &  II   NEM
                                         Consol.     Elimination  Corporation  (Division)  (Division)  (Division)    Inc.
Capitalization:
   Common equity                         $47,308,965 $16,328,442  $49,248,765 ($2,044,856) $1,413,118  ($1,219,362) $10,181,766
   Non-redeemable preferred stock of sub.
   Redeemable preferred stock of
     subsidiaries - net                          75
   Preferred stock redemption cost
   Partnerships' capital                             30,690,799
   Long-term debt - net                  $83,300,000              83,300,000
     Total Capitalization                130,609,040 47,019,240   132,548,765 (2,044,856)   1,413,118  (1,219,362)  10,181,766
Current Liabilities:
   Preferred stock sinking fund requir.
   Long-term debt due within one year     6,700,000                6,700,000
   Notes payable                         41,750,880  19,421,815   39,000,000   2,089,650    1,672,073   2,180,121
   Accounts payable                       3,584,287                  938,995     317,866      877,097                      535
   Accounts payable - associated comp.      846,586   6,962,987    1,606,301     903,710      358,204      69,881      198,056
   Customer deposits
   Taxes accrued                            442,230                  110,227      97,290       89,369
   Interest accrued                         363,455   2,530,971      363,455   1,441,244      405,683      37,619
   Dividends declared
   Other current liabilities              6,337,298                4,500,787     159,515      144,448
     Total Current Liabilities           60,024,735  28,915,773   53,219,765   5,009,275    3,546,873   2,287,622      198,590
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                 3,618,758     (10,000)   2,489,031     223,886      287,409                   62,290
     Total Deferred Credits               3,618,758     (10,000)   2,489,031     223,886      287,409                   62,290
Accumulated deferred taxes               (3,362,980)               1,099,364                                        (3,677,265)
Commitments and contingencies
  Total Liabilities and Capitalization $190,889,552 $75,925,014 $189,356,925  $3,188,305   $5,247,400  $1,068,260   $6,765,381

    ( ) Denotes Contra


The accompanying notes are an integral part of the financial statements.


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
MARCH 31, 1998
LIABILITIES (CONTINUED)

                                           EUA         EUA         EUA       EUA       EUA        EUA      EUA        EUA
                                         Cogenex    Citizens    Highland    MUPA     WestCoast   FRC II    EC&S I     EC&S II
                                         Canada    Corporation Corporation (Part.)  (Part.)     (Part.)   (Part.)    (Part.)

Capitalization:
   Common equity                         $806,249    $237,912  $5,013,814
   Non-redeemable preferred stock of sub.
   Redeemable preferred stock of
     subsidiaries - net                                    75
   Preferred stock redemption cost
   Partnerships' capital                                                     23,921  1,245,238   939,736  12,482,203  15,999,702
   Long-term debt - net
     Total Capitalization                 806,249     237,987   5,013,814    23,921  1,245,238   939,736  12,482,203  15,999,702
Current Liabilities:
   Preferred stock sinking fund requir.
   Long-term debt due within one year
   Notes payable                        2,752,920   5,592,000   7,878,431                                                  7,500
   Accounts payable                       155,038     333,573     385,506                1,917                69,715     504,045
   Accounts payable - associated comp.  2,591,231     465,873   1,350,063               17,433                41,755     207,067
   Customer deposits
   Taxes accrued                           60,898      30,524      53,922
   Interest accrued                                   264,492     381,934
   Dividends declared
   Other current liabilities              341,696     196,289     332,695               21,980               260,368     379,519
     Total Current Liabilities          5,901,782   6,882,751  10,382,551               41,330               371,838   1,098,131
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                  65,515      34,280     461,852              (12,000)               47,314     (50,819)
     Total Deferred Credits                65,515      34,280     461,852              (12,000)               47,314     (50,819)
Accumulated deferred taxes                             66,445    (851,525)
Commitments and contingencies
  Total Liabilities and Capitalization $6,773,546  $7,221,463  $15,006,693  $23,921 $1,274,568  $939,736 $12,901,355 $17,047,014


   ( ) Denotes Contra


The accompanying notes are an integral part of the financial statements.



EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 1998

                                                EUA                     EUA        EUA         EUA         EUA         EUA
                                              Cogenex                 Cogenex      Nova        Day      Day I &  II    NEM
                                              Consol.  Elimination Corporation  (Division)  (Division)  (Division)     Inc.

Operating Revenues                         $12,693,517              $4,858,076    $966,945  $1,514,810        $208    $954,941
Operating Expenses:
   Operation                                 8,509,703               2,812,226   1,405,883   1,388,522     278,654       3,448
   Maintenance                                 200,806                  84,908                                           7,388
   Depreciation and amortization             3,064,057               1,736,988      34,826      17,422      38,335     195,813
   Taxes - Other than income                   278,695                 108,017      45,949      60,728       5,861          16
         - Income (credit)                    (191,931)               (390,067)                                        187,550
         - Deferred                            207,122                 142,680                                          72,975
      Total Operating Expenses              12,068,451               4,494,752   1,486,657   1,466,671     322,849     467,190
         Operating Income                      625,066                 363,324    (519,712)     48,139    (322,641)    487,751
Other Income and Deductions:
   Interest and dividend income              1,667,554     275,008   1,607,793         (41)
   Equity in earnings of jointly-
     owned companies                                     1,074,123   1,074,123
   Allowance for other funds used during
     construction
   Other (deductions) income - net              41,984                  96,514       2,251           1
     Total Other Income                      1,709,537   1,349,131   2,778,431       2,211           1
       Income (Loss) Before Interest Charges 2,334,603   1,349,131   3,141,755    (517,501)     48,139    (322,641)    487,751
Interest Charges:
   Interest on long-term debt                1,956,087               1,956,087
   Amortization of debt expense and prem.
   Other interest expense (principally
     short-term notes)                         656,114     275,008     592,272      28,068      24,736       9,987
   Allowance for borrowed funds used  during
     construction - (credit)                   (37,800)                (21,600)
       Total Interest Charges                2,574,401     275,008   2,526,759      28,068      24,736       9,987
         Net Income (Loss) before prem        (239,798)  1,074,123     614,996    (545,570)     23,404    (332,628)    487,751
Preferred Return Requirement
         Net (Loss) Income                   ($239,798) $1,074,123    $614,996   ($545,570)    $23,404   ($332,628)   $487,751

The accompanying notes are an integral part of the financial statements.


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 1998

                                           EUA         EUA         EUA         EUA     EUA         EUA       EUA        EUA
                                         Cogenex    Citizens    Highland      MUPA   WestCoast    FRC II    EC&S I     EC&S II
                                         Canada    Corporation Corporation  (Part.)  (Part.)     (Part.)   (Part.)    (Part.)
Operating Revenues                       $126,352  $1,869,159    $712,125            $52,250        $     $515,660  $1,122,993
Operating Expenses:
   Operation                              117,713   1,611,798     683,998     13       3,231                12,435     191,782
   Maintenance                                           (385)     23,806             15,933                 9,514      59,642
   Depreciation and amortization                      126,822     147,187             50,990               200,821     514,854
   Taxes - Other than income                           30,788      27,338
              - Income (credit)            55,760       9,857     (55,031)
              - Deferred                                           (8,533)
      Total Operating Expenses            173,473   1,778,880     818,765     13      70,153               222,770     766,278
         Operating Income                 (47,121)     90,279    (106,640)   (13)    (17,903)              292,890     356,715
Other Income and Deductions:
   Interest and dividend income           171,764                  65,664             12,955                26,267      58,158
   Equity in earnings of jointly-
         owned companies
   Allowance for other funds used during
     construction
   Other (deductions) income - net        (61,811)                                       508                 4,804        (284)
     Total Other Income                   109,953                  65,664             13,463                31,071      57,875
       Income (Loss) Before Interest       62,832      90,279     (40,976)   (13)     (4,440)              323,961     414,589
Interest Charges:
   Interest on long-term debt
   Amortization of debt expense and prem.
   Other interest expense (principally
     short-term notes)                     63,533      88,520     118,919                                    5,088
   Allowance for borrowed funds used
     construction - (credit)                          (12,600)     (3,600)
       Total Interest Charges              63,533      75,920     115,319                                    5,088
         Net Income (Loss) before prem.      (701)     14,359    (156,295)   (13)     (4,440)              318,873     414,589
Preferred Return Requirement
         Net (Loss) Income                  ($701)    $14,359   ($156,295)  ($13)    ($4,440)             $318,873    $414,589

The accompanying notes are an integral part of the financial statements.



EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 1998


                                                EUA                     EUA         EUA         EUA         EUA        EUA
                                              Cogenex                 Cogenex      Nova         Day      Day I &  II   NEM
                                              Consol   Elimination  Corporation (Division)   (Division)  (Division)    Inc
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                            ($239,798) $1,074,123    $614,996   ($545,570)    $23,404   ($332,628)   $487,751
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
  Depreciation and amortization              3,098,743      15,709   1,787,382      34,826      17,422      38,335     195,813
  Deferred taxes                               207,122                 142,680                                          72,975
  Gains on sales of investments in energy
     savings projects paid for with notes
     and leases receivable                    (209,697)               (229,697)
  Non - cash costs of energy saving
     project sales                           1,084,579                 604,247
  Pension liability                              6,070                   4,468       1,602
  Amortization of deferred revenues            (69,397)                                                                (62,294)
  Collections and sales of project notes
      and leases receivable                  1,898,086               1,577,237
  Undistributed Equity earnings of sub.                  1,510,331   1,510,331
  Other - net                                 (536,308)   (830,201) (1,792,856)     (9,145)   (197,805)                (1,485)
Net Changes to Working Capital:
    Accounts receivable                      4,866,053    (805,782)  3,085,808     294,934      (5,720)                262,077
    Materials and supplies                     884,397    (963,032)                (45,148)    (44,203)     10,716
    Accounts payable                           289,748     796,888     (64,971)    216,826     641,131      54,881     244,635
    Accrued taxes                              140,345                  65,279      37,388      62,833
    Accrued interest                          (903,426)    269,921    (903,426)     28,056      24,736       9,987
    Other - net                                805,275     703,112     775,498     123,697     131,718
    Net Cash Provided from (Used in)
       Operating Activities                 11,321,792   1,771,069   7,176,976     137,466     653,516    (218,709)  1,199,472
CASH FLOW FROM INVESTING ACTIVITIES:
  Expenditures for investments in energy
    savings projects                        (9,405,336)             (7,396,013)    (13,503)   (260,274)          0           0
  Collections on notes and leases rec.       1,077,559               1,076,421                   1,138
   Investments in subsidiaries
   Net Cash Provided from (Used in)
    Investing Activities                    (8,327,777)             (6,319,592)    (13,503)   (259,136)
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt                       (800,000)               (800,000)
         Premium on reacquisition & fin. exp.
         Dividends declared                             (1,000,000)                                                 (1,000,000)
      Capital contribution - EUA
      Partner's contribution(withdrawal)                (1,223,457)
     Net increase (decrease) in short debt   1,057,359     452,388   1,450,000     337,500                 218,709    (348,222)
     Net Cash Provided from (Used in)
       Financing Activities                    257,359  (1,771,069)    650,000     337,500                 218,709  (1,348,222)
NET (DECREASE) INCREASE IN CASH              3,251,374               1,507,384     461,463     394,380                (148,750)
Cash and temporary cash investments at
    beginning of year                        4,472,365                 718,132     (41,790)    149,729                 384,367
Cash and temporary cash investments at
    end of year                             $7,723,739               $2,225,516    $419,673    $544,109                $235,617
Cash paid during the year for:
      Interest (net of amounts cap.)        $2,796,400              $2,796,400
      Income Taxes                            $214,434                 $28,872                                        $160,456
Conversion of investments in energy savings
  projects to notes and leases receivable     $734,532                $714,532

( ) Denotes contra

The accompanying notes are an integral part of the financial statements.

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 1998
                                             EUA         EUA         EUA      EUA       EUA       EUA      EUA         EUA
                                            Cogenex    Citizens    Highland   MUPA    WestCoast  FRC II    EC&S I      EC&S II
                                            Canada     Corpor.     Corpor.   (Part.)  (Part.)    (Part.)   (Part.)     (Part.)

CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                              ($701)    $14,359   ($156,295) ($13)  ($4,440)             $318,873    $414,589
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities
    Depreciation and amortization                        126,821     147,188          50,990               200,821     514,854
    Deferred taxes                                                    (8,533)
    Gains on sales of investments in energy
       savings projects paid for with notes
       and leases receivable                                          20,000
    Non - cash costs of energy saving proj. sales         40,892     439,440
    Pension liability
    Amortization of deferred revenues          3,987         910                     (12,000)
    Collections and sales of project
     notes and leases receivable                                     167,433          14,820                26,846     111,750
    Undistributed Equity earnings of sub.
    Other - net                              (57,998)    (22,844)    719,155   (25)                         47,314     (50,819)
Net Changes to Working Capital:
    Accounts receivable                      820,923     996,150      96,799           2,131              (582,031)   (910,800)
    Materials and supplies
    Accounts payable                        (493,555)    151,746     103,541          17,433               22,070     192,899
    Accrued taxes                            (87,270)     30,464      31,651
    Accrued interest                                      88,518     118,624
    Other - net                              355,191     156,820     328,396        (395,429)              136,188    (103,692)
    Net Cash Provided from (Used in)
      Operating Activities                   540,577   1,583,836   2,007,399   (38) (326,495)              170,081     168,781
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in energy
      savings projects                                  (216,394) (1,609,641)                               (3,161)     93,650
    Collections on notes and leases rec.
     Investments in subsidiaries
     Net Cash Provided from (Used in) Fin.
      Activities                                        (216,394) (1,609,641)                               (3,161)     93,650
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt
         Premium on reacquisition
           and financing expenses
         Dividends declared
      Capital contribution - EUA
      Partner's contribution(withdrawal)                                                                  (473,457)   (750,000)
     Net increase (decrease) in short-term
         debt                               (393,255)    164,000      90,614                               (17,099)      7,500
     Net Cash Provided from (Used in)
        Financing Activities                (393,255)    164,000      90,614                              (490,556)   (742,500)
NET (DECREASE) INCREASE IN CASH              147,322   1,531,442     488,372   (38) (326,495)             (323,636)   (480,069)
Cash and temporary cash investments
 at beginning of year                        782,852    (420,831)    239,405   184   660,955   350,975     644,701   1,003,686
Cash and temporary cash investments
 at end of year                             $930,174  $1,110,611    $727,777  $146  $334,460  $350,975    $321,065    $523,617
Cash paid during the year for:
   Interest (net of amounts capitalized)
   Income                                                $18,525      $6,581
Conversion of investments in energy savings
       projects to notes and leases receivable                       $20,000
( ) Denotes contra

The accompanying notes are an integral part of the financial statements.

Business Line

                                     Project Equipment
                                         in Service           Revenues
                                        as of 3/31/98        as of 3/31/98


Demand Side Mgmt./Energy Mgmt. Services  $76,516,425          $8,903,143

Manufacturing and Fabrication                                 $2,481,963

Consulting                                                    $1,308,411

TOTAL                                    $76,516,425         $12,693,517


Geographic Location


                                     Project Equipment
                                        in Service           Revenues
                                        as of 3/31/98       as of 3/31/98

New England / New York Region            $52,526,783          $9,298,813

United States excluding New England      $23,989,642          $3,268,353
and New York

Canada                                                          $126,351

All areas of the world excluding the
U.S. and Canada
TOTAL                                    $76,516,425         $12,693,517
